Exhibit 99.3
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ms Meredith HELLICAR
Date of last notice	22 November 2005

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	David Latrobe Foster and Meredith Hellicar Foster ATF Kinnoul Superannuation Fund.

Date of change	12 December 2006

No. of securities held prior to change	11,566 CUFS of which 758 CUFS are subject to voluntary escrow until 22 November 2007.

Class	CUFS

Number acquired	3,388 CUFS

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$28,525.52

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change
•  3,388 CUFS held by David Latrobe Foster and Meredith Hellicar Foster ATF Kinnoul Superannuation Fund; and
•  11,566 CUFS are registered in the name of the Director, of which 758 CUFS are subject to voluntary escrow until 22 November 2007.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired on market under the 2006 Supervisory Board Share Plan under which a Director can elect to receive a percentage of the Director's fees in the form of CUFS.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John D BARR
Date of last notice	22 November 2005

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	12 December 2006

No. of securities held prior to change	• 21,000 CUFS held by National Nominees Ltd for J&M Barr trust; and • 1,826 CUFS registered in the name of the Director.

Class	CUFS

Number acquired	779 CUFS

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,635.81

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 3

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	• 21,000 CUFS held by National Nominees Ltd for J&M Barr trust; and • 2,605 CUFS registered in the name of the Director.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired on market under the 2006 Supervisory Board Share Plan under which a Director can elect to receive a percentage of the Director's fees in the form of CUFS.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 4	11/3/2002